UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 21) *

Elron Electronic Industries Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
290160-10-0
(CUSIP Number)
Kurt Keren, Adv. Discount Investment Corporation Ltd. The Triangular Tower, 44th Floor 3 Azrieli Center, Tel Aviv 6702301 Israel Tel: +972 3 6075888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 11, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 9 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) CO

* Consists of 14,966,339 Ordinary Shares owned by DIC. See also Item 5.

Page 3 of 9 pages

SCHEDULE 13D/A

CUSIP NO. 290160-10-0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Eduardo Sergio Elsztain.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use only
4.	Source of funds (See Instructions) OO
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Argentina
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,966,339*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,966,339*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,966,339*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 50.32%
14.	Type of Reporting Person (See Instructions) IN

* Consists of 14,966,339 Ordinary Shares owned by DIC. See also Item 5.

Page 4 of 9 pages

This Amendment No. 21 on Schedule 13D/A (the “Amendment”) amends and supplements, to the extent specified herein, the Statement on Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by the Reporting Persons and certain additional persons with respect to the ordinary shares, par value New Israeli Shekel 0.003 per share ("Ordinary Shares") of Elron Electronic Industries Ltd. (the “Statement”). Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The following amends and supplements Items 2, 3,and 5 of the Statement.

Item 2.	Identity and Background

(a), (b) and (c):   The Reporting Persons.

On October 11, 2015, C.A.A. Extra Holdings Ltd., a company controlled by Mordechay Ben-Moshe, sold the remainder of the shares of IDB Development held by it, constituting approximately 14% of the outstanding share capital of IDB Development, to a company controlled by Mr. Eduardo Sergio Elsztain ("Elsztain"). As a result of such transaction, (i) corporations controlled by Mr. Elsztain hold approximately 80.7% of the outstanding shares of IDB Development, (ii) Mr. Mordechay Ben-Moshe ceased to hold shares of IDB Development, (iii) the shareholders agreement between corporations controlled by each of Mr. Elsztain and Mr. Mordechay Ben-Moshe with respect to their ownership of shares of IDB Development terminated and (iv) Mr. Ben-Moshe ceased to be a Reporting Person. From such date the following are the names of the Reporting Persons, the place of organization, principal business, and address of principal business of each Reporting Person that is a corporation, and the residence or business address and present principal occupation of each Reporting Person who is a natural person:

(1)           Discount Investment Corporation Ltd., an Israeli public corporation ("DIC"), with its business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel holds directly 14,966,339 Ordinary Shares. DIC organizes, acquires interests in, finances and participates in the management of companies.

(2)           IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal business and principal office at the Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 6702301, Israel. IDB Development, itself and through its subsidiaries, organizes, acquires interests in, finances and participates in the management of companies. As of October 11, 2015, IDB Development owned approximately 74% of the outstanding shares of DIC. By reason of IDB Development’s control of DIC, IDB Development may be deemed beneficial owner of, and to share the power to vote and dispose of, the Ordinary Shares owned beneficially by DIC.

The following person may, by reason of his interests in IDB Development, be deemed to control the corporations referred to in paragraphs (1) - (2) above:

(3)           Mr. Elsztain, whose address is 108 Bolivar St. (C1006AAD) Ciudad Autónoma de Buenos Aires, Argentina. His present principal occupations are Chairman of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones y Representaciones Sociedad Anónima; Chairman of IRSA Propiedades Comerciales S.A. and Cresud S.A.C.I.F y A, among other companies; Businessman and director of companies.

As of October 11, 2015 –

Mr. Elsztain holds 85% of the share capital of Consultores Assets Management S.A., a stock corporation incorporated in Argentina ("CAM"), which in turn holds the full ownership of Consultores Venture Capital Uruguay S.A., a stock corporation incorporated in Uruguay ("CVCU"). CVCU holds all (100%) the voting rights in Dolphin Fund Ltd., an investment fund incorporated in Bermuda, and CVCU acts as the investment manager of Dolphin Fund Ltd. Dolphin Fund Ltd. holds all (100%) the outstanding shares of Dolphin Investments (Gibraltar) Ltd., a company incorporated in Gibraltar, which in turn owns all (100%) the voting rights of Dolphin Netherlands B.V., a company incorporated in the Netherlands. In addition, Mr. Elsztain holds (through companies controlled by him and irrevocable powers of attorney) a majority of the voting power in IFIS Ltd., an investment company incorporated in Bermuda, which holds all (100%) the outstanding shares of Inversiones Financieras Del Sur S.A., ("IFISA"), a corporation incorporated in Uruguay. It is noted that companies controlled indirectly by Mr. Elsztain hold the majority of shares of Dolphin Fund Ltd and Dolphin Netherlands B.V., which are entitled to economic rights but are not entitled to voting rights.

Page 5 of 9 pages

As such, Mr. Elsztain, through Dolphin Netherlands B.V., Dolphin Fund Ltd. and IFISA, beneficially owns approximately 80.7% of the outstanding shares of IDB Development. Mr. Elsztain is also the Chairman of each of the boards of directors of IDB Development and of DIC.

It is noted that each of Dolphin Fund and Dolphin Netherlands B.V. holds directly 0.04% and 0.42% of the outstanding shares of DIC, respectively.

By reason of the control of IDB Development by Mr. Elsztain, as set forth above, Mr. Elsztain may be deemed beneficial owner of, and to hold the power to vote and dispose of, the Ordinary Shares owned beneficially by IDB Development and DIC.

The beneficial holdings of Mr. Elsztain in IDB Development could change as a result of the creditors’ arrangement process under which Mr. Elsztain purchased his initial beneficial holdings in IDB Development in May 2014, together with Mordechay Ben-Moshe. The beneficial holdings of Mr. Elsztain in IDB Development could also change as a result of additional investments or other transactions in the share capital of IDB Development by corporations controlled by Mr. Elsztain.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC and (ii) IDB Development are set forth in Schedules A and B attached hereto, respectively, and incorporated herein by reference. These Schedules replace Schedules A and B previously attached to the Statement.

(d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B  to this Amendment, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors:

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer named in Schedules A and B to this Amendment, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Elsztain is a citizen of Argentina.

Item 3.	Source and Amount of Funds or Other Consideration

See Item 2(a) above.

Page 6 of 9 pages

Item 5.	Interest in Securities of the Issuer

As of October 11, 2015:

DIC owned directly 14, 966,339 Ordinary Shares, or approximately 50.32% of the outstanding Ordinary Shares.

IDB Development may be deemed to be the beneficial owner, and to share the power to vote and dispose, of the 14,966,339 Ordinary Shares owned by DIC, constituting approximately 50.32% of the outstanding Ordinary Shares. IDB Development disclaims beneficial ownership of all the Ordinary Shares held by DIC.

The Reporting Person who is a natural person may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, an aggregate of 14,966,339 Ordinary Shares beneficially owned by DIC, constituting approximately 50.32% of the outstanding Ordinary Shares. Such Reporting Person disclaims beneficial ownership of all the Ordinary Shares held by DIC.

Elron advised the Reporting Persons that as of October 11, 2015, there were 29,743,767 Ordinary Shares outstanding, and the percentages of outstanding Ordinary Shares set forth above are based on this number.

None of the Reporting Persons purchased or sold any Ordinary Shares from August 11, 2015 through October 11, 2015.

According to the information provided to the Reporting Persons, none of the executive officers and directors of IDB Development and DIC owned as of October 11, 2015 any Ordinary Shares except for Mr. Ronni Bar-On, a director of IDB Development, who owned 320 Ordinary Shares. According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any Ordinary Shares from August 11, 2015 through October 11, 2015.

Item 7.	Material to be filed as Exhibits

Schedules A & B	-	Name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DIC and (ii) IDB Development.

SIGNATURE

           After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 21 is true, complete and correct.

Date:  October  22, 2015

DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
EDUARDO SERGIO ELSZTAIN

BY:    DISCOUNT INVESTMENT CORPORATION LTD.

(signed)
BY: ______________________________
Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of IDB Development Corporation Ltd., Eduardo Sergio Elsztain, pursuant to an agreement annexed as Exhibit 1 to Amendment No. 20  to the Statement and annexed to Amendment No. 18 to the Statement as Exhibit 3 thereto.

Page 7 of 9 pages

Schedule A
Directors and Executive Officers
of
Discount Investment Corporation Ltd.
(as of October 11, 2015)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Boards of Directors of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones y Representaciones Sociedad
Anónima; Chairman of IRSA Propiedades Comerciales S.A. and Cresud S.A.C.I.F y A; Businessman and director of companies.

Prof. Niv Ahituv 33 Drezner St., Tel Aviv Israel	External Director	Professor; Director of companies.

Moshe Matalon 11 HaLivne St., Herzlia Israel	External Director	Business consultant; Director of companies.
Lily Ayalon 58 Sderot Ha'Prachim, Reut, Israel	Director	Business consultant; Director of companies.

Micha Ben Chorin 10 Ashkenazi St., Tel Aviv, Israel	Director	CFO of Pyramid Analytics B.V.

Saul Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Director	Chief Executive Officer of Cladd S.A.

Joseph Singer 14 Mordechai Zeira St., Tel Aviv, Israel	Director	Director of companies.

Saúl Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director	Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.;Partner and founder of Zang, Bergel & Vines Law firm.

Alejandro Gustavo Elsztain Alto Palermo, Moreno 877 24th Floor Ciudad Autónoma de Buenos Aires (C1091AAQ), Argentina	Alternate director for Eduardo Elsztain	Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.; CEO of Fibesa S.A. and Vice President of Nuevas Frontertas S.A.
Mauricio Elias Wior Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Saul Lapidus	Director of companies

Michel Dahan 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Acting Chief Executive Officer and Chief Financial Officer	Acting Chief Executive Officer and Chief Financial Officer of DIC
Ari Bronshtein 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 67023, Israel	Vice Chief Executive Officer	Vice Chief Executive Officer of DIC; Chief Executive Officer of Elron Electronic Industries Ltd.

Motti Berenstain 3 Azrieli Center, The Triangular Tower, 41st floor, Tel-Aviv 67023, Israel	Comptroller	Comptroller of DIC

Page 8 of 9 pages

Schedule B

Directors and Executive Officers
of
IDB Development Corporation Ltd.
(as of October 11, 2015)

Citizenship is the same as country of address, unless otherwise noted.

Name & Address	Position	Current Principal Occupation
Eduardo Sergio Elsztain Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Chairman of the Board of Directors
Chairman of the Boards of Directors of IDB Development and DIC; Chief Executive Officer and Chairman of IRSA Inversiones y Representaciones Sociedad
Anónima; Chairman of IRSA Propiedades Comerciales S.A. and Cresud S.A.C.I.F y A; Businessman and director of companies.

Saúl Zang Florida 537, 18th Floor Ciudad Autónoma de Buenos Aires (C1005 AAK), Argentina	Director	Vice-Chairman of IRSA Inversiones y Representaciones Sociedad Anónima, Cresud S.A.C.I.F. y A and IRSA Propiedades Comerciales S.A.;Partner and founder of Zang, Bergel & Vines Law firm.

Saúl Lapidus Bolívar 108 1st Floor Ciudad Autónoma de Buenos Aires (C1066AAD), Argentina	Alternate director for Eduardo Elsztain	CEO of Cladd S.A.

Mario I. Blejer Reconquista 151 Ciudad Autónoma de Buenos Aires (C1003 ABC), Argentina	Alternate director for Saúl Zang	Vice Chairman of Banco Hipotecario de Argentina

Giora Inbar 16 Haela Street, Timrat 3657600, Israel	External Director	General Manager of Ofakei Danish Ltd.

Elina Frenkel Ronnen 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	External Director	Director of companies

Ronni Bar-On (1) 2 Hashaked Street, Motza Ilite	Director	Director of companies

Haim Gavrieli 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Executive Officer	Chief Executive Officer of IDB Development

Igal Salhov 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Chief Financial Officer	Chief Financial Officer of IDB development

Haim Tabouch 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Vice Chief Executive Officer (for Comptrolling)	Vice CEO (for Comptrolling) of IDB Development.

Amir Harosh 3 Azrieli Center, The Triangular Tower, 44th floor, Tel-Aviv 6702301, Israel	Comptroller	Comptroller of IDB Development.

(1)	As of October 11, 2015, Mr. Ronni Bar-On owned 320 Ordinary Shares.

Page 9 of 9 pages